Filed Pursuant to Rule 424(b)(3)
Registration No. 333-218995

Prospectus Supplement No. 1 to Prospectus dated July 11, 2018

AERKOMM INC.

19,053,734 Shares of Common Stock

This Prospectus Supplement No. 1 relates to the Prospectus of Aerkomm Inc., dated July 11, 2018 (the “Prospectus”), relating to the resale by the selling stockholders identified in the Prospectus of up to 19,053,734 shares of our common stock, par value $0.001 per share, issued to various stockholders in two exempt private placements completed on June 6, 2017 and March 31, 2017, respectively, and in a share exchange completed on February 13, 2017. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus dated July 11, 2018 and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Prospectus Supplement No. 1 is being filed to include the information set forth in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on July 12, 2018.

Our common stock is traded in the OTCQX marketplace under the symbol “AKOM.”

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is July 12, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2018 (July 10, 2018)

AERKOMM INC.
(Exact name of registrant as specified in its charter)

Nevada	000-55925	46-3424568
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

923 Incline Way #39, Incline Village, NV 89451
(Address of principal executive offices)

(877) 742-3094
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On July 10, 2018, Aerkomm Inc. (the “Company”) and its newly formed, wholly owned subsidiary, Aerkomm Taiwan Inc. (the “Aerkomm Taiwan”), entered into a certain Real Estate Sales Contract (the “Definitive Agreement”) with Tsai Ming-Yin (the “Seller”) pursuant to which the Company, Aerkomm Taiwan and the Seller agreed to definitive terms and conditions relating to the acquisition by Aerkomm Taiwan of a parcel of land (the “Parcel”) located at the Taishui Grottoes in the Xinyi District of Keelung City, Taiwan (the “Acquisition”). The Parcel consists of approximately 6.36 acres of undeveloped land and is expected to be used by the Company and Aerkomm Taiwan to build the Company’s first satellite ground station and data center. The purchase price for the Parcel (the “Purchase Price”) is NT$1,056,297,507, or approximately US $34.7 million at today’s exchange rate.

On May 1, 2018, the Company entered into a binding memorandum of understanding with the Seller with respect to the Acquisition, pursuant to the terms of which the Company paid to the Seller in installments a refundable deposit (the “Deposit”) of US $18 million, or approximately NT$547,740,000 at today’s exchange rate, which Deposit is equal to approximately 50% of the Purchase Price. Pursuant to the terms of the Definitive Agreement, the remaining amount of the Purchase Price, approximately US$16,712,373 (or NT$508,557,507), which may also be paid in installments, must be paid in full by the Company and Aerkomm Taiwan in cash before July 31, 2018. The parties to the Definitive Agreement acknowledge that all payments by Aerkomm to the Seller have been made from the net proceeds of Aerkomm’s ongoing public offering (effective registration statement on Form S-1 on file with the Securities and Exchange Commission - SEC File No. 333-222208, the “Offering”) and that the balance of payments is expected to be made from the net proceeds of additional closings of the Offering. Pursuant to the terms of the Definitive Agreement, if the Company is not able to raise sufficient additional funds in the Offering to pay the balance of the Purchase Price prior to July 31, 2018, the Company may notify the Seller of this fact and cancel the Definitive Agreement. In such case, the full amount paid by the Company to the Seller will be returned to the Company, without interest, in cash or in an equivalent amount of securities if the Seller does not have sufficient cash on hand to return the payments in full. The value of any securities so transferred to the Company shall be valued by an independent Taiwanese third party, Caijie Asset Management Co., Ltd. Additionally, even if the Company is able to pay the full Purchase Price prior to July 31, 2018, the Seller may cancel the Definitive Agreement for any reason upon written notice to Aerkomm Taiwan prior to August 31, 2018. Within 90 days following full payment of the Purchase Price by the Company to the Seller, assuming the Seller does not exercise his right of cancellation by August 31, 2018, the Seller shall obtain all documents necessary for the title transfer and registration from his escrow attorneys and apply for the registration of the transfer of the Parcel title to Aerkomm Taiwan. If there is a delay or breach by Aerkomm Taiwan in its performance of its obligations under the Purchase Agreement, Aerkomm Taiwan shall be responsible to the Seller for punitive liquidated damages at the rate of one tenth of one percent (0.1%) of the Purchase Price for each day of delay or breach, with such damages capped at a maximum of five percent (5%).

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Concurrent with the execution of the Definitive Agreement, the Company and Aerkomm Taiwan entered into a separate binding letter of Commitment (the “Commitment Letter”) with Metro Investment Group Limited (“MIGL”) pursuant to which the Company and Aerkomm Taiwan have agreed to pay MIGL an agent commission (the “Agent Commission”) of four percent (4%) of the full Purchase Price, equivalent to NT$42,252,900, or approximately US$1,388,528 at the current exchange rate, for MIGL’s services provided with respect to the Acquisition. The Agent Commission must be paid to MIGL no later than 90 days following the signing of the Definitive Agreement and payment in full of the Purchase Price. If there is a delay in payment of the Agent Commission, the Company and Aerkomm Taiwan shall be responsible to MIGL for punitive liquidated damages at the rate of one tenth of one percent (0.1%) of the Agent Commission per day of delay with a maximum cap to these damages of five percent (5%). Under applicable Taiwanese law, the Agent Commission is due and payable upon signing of the Commitment Letter even if the Definitive Agreement is cancelled for any reason and the Acquisition is not completed.

There can be no assurance that the Company will be able to raise sufficient additional funds in the Offering to pay the balance due on the Purchase Price and complete the Acquisition or that the Seller will not cancel the Definitive Agreement. Further, assuming the Company does complete the Acquisition, there can be no assurance that the Company will be able to successfully finance and build the planned ground station and data center or that the Company will be able cover the various costs, including but not limited to property taxes, to maintain the Parcel.

The foregoing summaries of the Definitive Agreement and Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Definitive Agreement and Commitment Letter, which are attached to this Current Report on Form 8-K as Exhibits 10.1, 10.2, 10.3 and 10.4 and are incorporated by reference into this Item 1.01.

ITEM 8.01. OTHER EVENTS

On July 11, 2018, the Company issued a press release announcing the current status of, and amount raised to date in, the Offering. The press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

ITEM 9.01. FINANCIAL STATEMENT AND EXHIBITS

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
10.1	Real Estate Sales Contract dated July 10, 2018 by and between the Registrant and Tsai Ming-Yin (Official Chinese Version)
10.2	Real Estate Sales Contract dated July 10, 2018 by and between the Registrant and Tsai Ming-Yin (Unofficial English Translation)
10.3	Letter of Commitment dated May 1, 2018 by and between the Registrant and Metro Investment Group Limited (Official Chinese Version)
10.4	Letter of Commitment dated May 1, 2018 by and between the Registrant and Metro Investment Group Limited (Unofficial English Translation)
99.1	Press Release dated July 11, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 11, 2018	AERKOMM INC.

/s/ Jeffrey Wun
Name: Jeffrey Wun
Title: Chief Executive Officer

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Exhibit 10.1

Exhibit 10.2

Real Estate Sales Contract

Seller: TSAI MING-YIN	(hereinafter referred to as Party A)
Trustee: Sunty Development Co., Ltd.	(hereinafter referred to as Party B)

Contracting Party:

Aerkomm Inc.	(hereinafter referred to as Party C)
Buyer: Aerkomm Taiwan Inc.	(hereinafter referred to as Party D)

This Sales Contract is hereby entered into by and among Party A, Party B, Party C and Party D in respect of the sales of the land subject to the terms and conditions as follows:

I.	Parties to this Contract: Party A is the owner of the subject property and the seller to this Contract, and Party B is the trustee of the subject property, and Party C is an OTCQX listed US company (OTCQX: AKOM), and Party D is a Taiwan subsidiary of Party C and the buyer to this Contract.

II.	Subject property: Party A hereby entrusts Party B with the land owned by Party A which is located at No. 89-49 Dashuiku Section, Xinyi District, Keelung City (the area is 7,690.46 Pyeong, approximately 273,651 square feet, all parts thereof are held, the original land number is 89-18, and it is changed to 89-49 as a result of the reorganization of the land office, and the area and position remain unchanged), currently trusted to Party B.

III.	Total sales price and terms of payment:

(1)	Total sales price: New Taiwan Dollar One Billion Five Thousand Six Hundred Twenty-nine Million Seven Thousand Five Hundred and Seven Dollars Only (NT$1,056,297,507, approximately US$34,712,373).

(2)	Terms of payment: Party C has paid a deposit of US Dollars Eighteen Million Dollars (US$18,000,000, approximately NT$547,740,000) to Party A in installments prior to the signing of this Contract, and the remaining amount of approximately US$16,712,373 (or NT$508,557,507) will be paid in full by Party C and Party D respectively in cash before July 31, 2018.

(3)	The details of Party A’s receiving account shall be assigned in separate instruction in writing.

(4)	As Party C is an US company and the sales price is paid in US dollar, Party A and Party D agree to conduct settlement at the average price of the spot exchange rate of the Bank of Taiwan on the date when Party C and Party D pay the last sales price.

(5)	Due to the subject property and other associated property not related to this contract have been pledged as collateral to Cathay United Bank Co., Ltd. on August 11, 2016 and March 1, 2017 to secure maximum mortgage allowed. Party A shall be responsible for repaying and canceling the mortgage on the subject property before the transfer of the title.

IV. Ownership transfer registration:

(1)	Party A and Party D agree that Party A and Party B shall deliver all documents required for the title transfer within seven days after the signing of this Contract to Minghui Law Firm and Chascord Law Firm, escrow attorneys designated by Party A and Party D, for safekeeping. Within 90 days upon the full payment of the sale price by Party C and Party D and Party A decides not to exercise the right of cancellation as set forth in Article 9 hereof, Party D shall obtain all documents necessary for the title transfer and registration from the escrow attorneys and apply for the registration of the title transfer.

(2)	In the determination of real estate capital gain tax and preparation of the related paperwork, Party A and Party D agree to base on the current officially announced value of the land. However, if the registration of the title transfer is not applied for within one year from the date of signing this Sales Contract, any additional real estate capital gain tax arising out of the future application for registration shall be borne by Party D.

(3)	Party A and Party D agree that Party D shall designate an agent to handle real estate capital gain tax declaration, transfer of title and other related matters.

V. Delivery of the trading subject matter:

(1)	Party A shall warrant that the boundary of the land purchased and sold is clear. If the boundary is unclear, Party A shall be responsible for applying to the land office for boundary verification. If any disputes arise, they shall be resolved by Party A prior to the title transfer of the subject property.

(2)	The delivery of the subject property shall be deemed completed after three days upon completion of the title transfer of the subject property. If there are any items left onsite thereon, they shall be disposed of by Party D and Party A shall not raise any objection. Any cost associated with the disposition shall be borne by Party A. However, any cemetery site and related facilities and landscapes (including those sold, used and not used) which developed by UNISON Developing Co., Ltd. on the property shall be excluded therefrom.

(3)	If the subject property is misappropriated before delivered to Party D, Party A shall be responsible for the remediation tasks necessary to regain the full ownership and control of the subject property. Any damage to the subject property caused by force majeure or other third parties, Party A shall be responsible for the repair thereof and complete it prior to the title transfer of the subject property and Party A shall recount such repair, if any, to Party D during the walk-through.

(4)	Party A warrants that there shall not be any outstanding lease, lending or use by others or 3-7-5 type of lease on this property. If any of the above situation exists, Party A shall clear up and remove them prior to the title transfer of the subject property. However, any cemetery site and related facilities and landscapes (including those sold for use by customers) which developed by UNISON Developing Co., Ltd. on the property shall be excluded therefrom.

VI. Tax burden:

(1)	Taxes to be borne by Party A: 1. Real estate capital gain tax and any taxes that are deferred but incurred prior to Party D’s takeover of the property. 2. taxes payable but not paid by Party A prior to the delivery of the land, including real estate capital gain tax, house tax (subject to the amount set forth in Party A’s last house tax return), utilities and project benefit assessments (subject to the approved amount payable but not levied or owed). 3. Party A’s expenses incurred for deregistration as a result of repaying the mortgage or conversion of farmland. 4. other expenses to be borne by Party A according to law.

(2)	Taxes to be borne by Party D: Registration fees for the registration of title transfer, stamp duty and allograph fees.

(3)	If any taxes or fees payable but not paid by Party A are paid by Party D, Party A shall repay them to Party D prior to the title transfer of the subject property.

VII. Obligations for delay or breach of contract:

(1)	In the event that Party A delays in performance of this Contract or breaches this Contract, Party D may postpone the related payment, and Party A shall pay any damages that Party D incurred. In addition, Party A shall pay Party D additional punitive liquidated damages of one tenth of one percent (0.1%) per day of the total price paid to-date for each day that Party A is in breach or delay to perform its obligation. The punitive liquidated damages shall be limited to 5% of the total price paid to-date.

(2)	In the event that Party D delays in performance of this Contract or breaches this Contract, Party A may postpone the title transfer process or the delivery of the real estate, and Party D shall pay for any damages incurred by Party A. In addition, Party D shall pay to Party A an additional punitive liquidated damages of one tenth of one percent (0.1%) per day of the total price paid to-date for each day that Party D is in breach or delay to perform its obligation. The punitive liquidated damages shall be limited to 5% of the total price paid to-date.

VIII. Property rights warranties:

(1)	Party A warrants that the property rights of the land and buildings shall be clear and free from other rights, except for the existing mortgages entered before the signing of this Contract, or any foreclosure or any other disputes over the property rights thereof. If any of the above cases exists, Party A shall be responsible for clearing it up and completing the procedures for cancellation or terminating the lease before the title transfer of the subject property. If Party D incurs any damage therefor, Party A shall be considered as breach of this Contract and should compensate Party D accordingly.

(2)	In respect of title transfer registration and related documents, if there is any omission requiring the affixing of seal, the delivery of documents or the presence of Party A and Party B in person, Party A and Party B shall cooperate unconditionally at any time and shall not in-cooperative, intentionally delay or ask for any fees. In case of any delay, Party A shall be considered as breach of this Contract in accordance with the provisions of Article 7 hereof.

IX. Special cancellation:

(1)	All of the parties hereto agree that Party A may cancel this Contract by giving a written notice to Party D prior to August 31, 2018 and refunding the cash or securities equivalent to the amount paid by Party C and Party D, and Party A and Party D agree that the value of the securities shall be determined by Caijie Asset Management Co., Ltd.

(2)	As Party D’s payment was funded by its US parent company, Party C, through public issuance of additional shares, and Party C have paid a deposit of US$ Eighteen Million Dollars (US$18 million) prior to the signing of this Contract. All parties hereto agree that Party C and Party D may pay the remaining sales price in installments depending on the status of their public offering. In the event that Party C fails to pay the full amount of the sales price to Party A prior to July 31, 2018 due to the situation of its public offering, Party D may notify Party A in writing to cancel this Contract and Party A shall refund the full amount received without interest to Party C and Party D or refund with securities equivalent to the full amount paid by Party C and Party D. Party A and Party D agree that the value of the securities shall be determined by Caijie Asset Management Co., Ltd.

X. Other agreed matters:

(1)	If the parties hereto cause their respective agent to sign this Contract on their behalf, such agent warrants that the special authorization for its agency shall be true, in case of any falsehood, such agent will be willing to bear all legal liabilities.

(2)	The subject property of this Contract includes the land and all items thereon.

(3)	Party A warrants the subject property shall have all the necessary easement and access to electricity, water and other utilities.

(4)	If there are any matters not mentioned herein, the parties hereto may negotiate and sign a supplementary agreement on such matters in faith with good social customs and government decrees.

(5)	In the event of any lawsuit arising out of this Contract, the parties hereto agree to take Taiwan Taipei District Court as the court of first instance with jurisdiction.

(6)	This Contract is executed in four copies, one of which shall be held by each party respectively, and this Contract shall become effective from the date of completion of the signature by each party hereto.

Contracting parties:

Party A: Seller: TSAI MING-YIN /s/ Tsai Ming-Yin (Personal Seal) (Signature or Seal)

ID Card No.:

Party B: Trustee: Sunty Development Co., Ltd. /s/ Sunty Development Co., Ltd. (Corporate Seal)

Legal Representative: TIAN, CHI-HSIANG /s/ Tian, Chi-Hsiang (personal Seal)

Uniform Number: 70777671

Party C: Aerkomm Inc.                      /s/ Jeffrey Wun

Legal Representative: Jeffrey Wun, CEO

Party D: Buyer: Aerkomm Taiwan Inc.                    /s/ Aerkomm Taiwan Inc. (Corporate Seal)

Legal Representative: HSU, CHIH-MING /s/ Hsu, Chih-Ming (Personal Seal)

The 10th day of July, 2018

Exhibit 10.3

Exhibit 10.4

Letter of Commitment

Promiser:	Aerkomm Inc.
Aerkomm Taiwan Inc.

I.	For the land located at No. 89-49 Dashuiku Section, Xinyi District, Keelung City (the area is 7,690.46 Pyeong, approximately 273,651 square feet, all parts thereof are held, the original land number is 89-18, and it is changed to 89-49 as a result of the reorganization by the land office, and the area and location remain unchanged), the landowner TSAI MING-YIN agrees to sign a real estate sales contract with the promiser in respect of the above subject property at a total price of NT$ (the same below) One Billion Five Thousand Six Hundred Twenty-nine Million Seven Thousand Five Hundred and Seven Dollars (NT$1,056,297,507, approximately US$34,712,373) through the agent Metro Investment Group Limited, and the Promiser agrees to pay the agent commission to Metro Investment Group Limited.

II.	Terms of payment: If Metro Investment Group Limited smoothly facilitates the completion of the above real estate sales contract, the Promiser shall pay the agent a commission based on four percent (4%) of the full contract price (NT$1,056,297,507, approximately US$34,712,373), which equivalent to NT$42,252,900 (approximately US$1,388,528), to Metro Investment Group Limited.

III.	Time of payment: Ninety (90) days from the completion of signing of the sales contract and full payment of the contract price by the Promiser.

IV.	In the event of any delay in payment, the Promiser shall pay an additional punitive liquidated damages of one tenth of one percent (0.1%) per day of the agent commission per day. The punitive liquidated damages shall be limited to 5% of the agent commission.

V.	Jurisdiction: In the event of any lawsuit arising out of this Letter of Commitment, both parties agree to take Taiwan Taipei District Court as the court of first instance with jurisdiction.

Yours sincerely,

Metro Investment Group Limited

Promiser: Aerkomm Inc.	/s/ Jeffrey Wun
Legal Representative:	Jeffrey Wun, CEO

Aerkomm Taiwan Inc.	/s/ Aerkomm Taiwan Inc. (Corporate Seal)
Legal Representative:	HSU, CHIH-MING /s/ Hsu, Chih-Ming (Personal Seal)

The 10th day of July, 2018

Exhibit 99.1

Aerkomm Inc. Closes a Total of $31.5 Million In Funding

Effective S-1 Allows Aerkomm Inc. to Complete Up to $60 Million in Equity Financing at $8.50 per Share

Fremont, California, July 11, 2018 (PRNewswire) – Aerkomm Inc. (OTCQX: AKOM) (“Aerkomm” or the “Company”), today announced that it has sold a total of 3,709,873 shares of its common stock at $8.50 per share or $31,533,920.50 in gross proceeds before expenses and underwriting commissions.

As previously disclosed, the Company announced an offering of between $5 million and $69 million (including an over-subscription allotment of $9,000,000) of its common stock. Boustead Securities, LLC is sole underwriter for this “best efforts” offering. Aerkomm continues to accept subscriptions in its offering at $8.50 per share up to a maximum of $69 million. The offering will remain open till August 5, 2018 and may be extended to a date up to and including September 4, 2018, as described in its prospectus. Aerkomm, through its wholly owned operating subsidiary, Aircom Pacific, Inc., is a development stage service provider of in-flight entertainment and connectivity solutions for the airline industry.

Aerkomm Chairman and CEO Jeffrey Wun said, “We are pleased to see continued demand for our shares and look forward to closing additional rounds in the near term and completing our $69,000,000 raise.”

The Company plans to use the net proceeds of the Offering for general corporate purposes, including working capital, product development, marketing activities, expending its internal organization and other capital expenditures including, if it raises a sufficient amount of capital, the purchase of land for the building of its first ground station and data center in the Asia region.

Aerkomm's common stock is currently quoted on the OTCQX under the symbol "AKOM." The Company, as disclosed in its prospectus, applied to list its common stock for trading on a national stock exchange.

A copy of the Company's registration statement on Form S-1, including a post-effective amendment No. 2 which was declared effective by the SEC on May 7, 2018, is available on the SEC's website at http://sec.gov. The Offering will be made only by means of a prospectus. Copies of the prospectus relating to this offering may be obtained from Boustead Securities, LLC at 6 Venture, Suite 265, Irvine, CA 92618, via telephone at +1 949 502 4409, or via email at offerings@boustead1828.com

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aerkomm Inc.

Aerkomm Inc. (OTCQX: AKOM), operating through its wholly owned subsidiary, Aircom Pacific, Inc., is a development stage service provider of in-flight entertainment and connectivity solutions for the airline industry. The Company strives to become a leading provider of a wide range of in-flight broadband entertainment and connectivity services, including Wi-Fi connectivity, cellular networks, movies, gaming, live television, and music. Aerkomm aims to reshape the market for in-flight entertainment and connectivity services by offering on-board connectivity to its airline partners and passengers for free, generating revenue through advertising and on-board transactions.

More information about Aerkomm is available at www.aerkomm.com.

About Boustead Securities, LLC

Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/

Safe Harbor Statement

This release does not constitute an offer to sell or a solicitation of offers to buy any securities of any entity. This release contains certain forward-looking statements based on our current expectations, forecasts and assumptions that involve risks and uncertainties. Forward-looking statements in this release are based on information available to us as of the date hereof. Our actual results may differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with our business, which include the risk factors disclosed in our Registration Statement on Form S-1 filed with the SEC (SEC File No. 333-222208) on December 20, 2017, as amended most recently on May 3, 2018. Forward-looking statements include statements regarding our expectations, beliefs, intentions or strategies regarding the future and can be identified by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," and "would" or similar words. We assume no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

Boustead Securities, LLC Contact:

Dan McClory, Managing Director, Head of China, and Head of Equity Capital Markets
+1 (949) 502-4408
dan@boustead1828.com

Investor Relations Contacts:

Jeremy Roe, Managing Partner
Integra Consulting Group LLC
jeremy@integracg.net
+1 (925) 262-8305

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERKOMM INC.
Registrant

Date: July 12, 2018	By:	/s/ Jeffrey Wun
	Name:	Jeffrey Wun
	Title:	Chief Executive Officer

Date: July 12, 2018	By:	/s/ Y. Tristan Kuo